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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 25 July 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 July 2003
Number	26/03

BHP BILLITON ACCELERATES EXPANSION OF WESTERN AUSTRALIAN IRON ORE BUSINESS

BHP Billiton today announced that it would be accelerating the development of its Western Australian iron ore expansion projects, to ensure a system capacity of 100 million tonnes per annum (Mtpa) by the end of the second quarter of CY2004.

President Carbon Steel Materials Bob Kirkby said the accelerated development of Area C and the Products and Capacity Expansion (PACE) would provide a low cost, low risk means of maximising returns from the current strong iron ore market conditions.

"The accelerated expansion will also provide system capacity to ensure we can meet the ongoing growth in demand for both the new Marra Mamba ores and the existing Brockman and Yandi ores in the Asian region, particularly China," he said.

Under the original program, announced on 3 April 2002, the capacity of Area C was to be incrementally expanded to 15 Mtpa by 2011. This capacity will now be available by the first quarter of CY2004.

Similarly, the original schedule for PACE provided the foundations for expansion to 100 Mtpa by 2011. This capacity will also be available at the port by the first quarter of CY2004, without additional expenditure.

Capacity on the Newman to Port Hedland rail line will be expanded to 100 Mtpa by the end of the second quarter of CY2004, with the addition of three extra sidings and 240 new ore cars - aligning all three elements of the system.

Capital expenditure for the additional sidings and ore cars, increased ore processing capability at Area C, and accelerated pre-stripping at Mt Whaleback is expected to be in the order of US$50 million (BHP Billiton share US$42.5 million).

"These acceleration initiatives support key elements of BHP Billiton's iron ore growth strategy including the introduction of new high 'Value-in-Use' products, such as MAC(TM) , to meet the needs of high technology customers," Mr Kirkby said.

In addition, BHP Billiton recently approved the installation of a five kilometre overland conveyor and additional ore handling facilities at the Yandi mine. The new facilities will raise Yandi's capacity by three million tonnes, to 42 Mtpa, early in the first quarter of CY2004 and will also improve operating efficiencies. Capital expenditure for this high value brownfields expansion is expected to be in the order of US$27 million (BHP Billiton share US$23 million).

"We are also undertaking feasibility studies for further expansions of the Western Australian iron ore business, should the market warrant, to 120 Mtpa. This will ensure we are well placed to maintain our position as one of the world's leading suppliers of iron ore and will include a wide range of high quality Hematite, Pisolite and Marra Mamba ores," Mr Kirkby said.

Area C is located 37 kilometres from BHP Billiton's existing Yandi mine in the north west of Western Australia and is the largest undeveloped Marra Mamba resource in the Pilbara.

The first production cargoes are scheduled for loading in September, and the project will be officially opened on 30 October 2003. Customer feedback from trials of bulk sample product has been positive, with strong interest also expressed from China.

PACE construction continues on schedule and detailed engineering has been completed. The project is within budget and is on track to commission ahead of schedule in the first quarter of CY2004.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

Michael Buzzard, Media Relations
Tel: +61 3 9609 2046 Mobile: +61 417 914 103
email: Michael.Buzzard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 25 July 2003